Prospectus Supplement No. 2 to
Prospectus dated April 27, 2006
Registration No. 333-132635
Filed pursuant to Rule 424(b)(3)

EAGLE BROADBAND, INC.

Supplement No. 2
to
Prospectus Dated April 27, 2006

———————

This Prospectus Supplement supplements our Prospectus dated April 27, 2006, as supplemented by Prospectus Supplement No. 1, dated May 5, 2006, relating to the offer and sale from time to time of up to 24,180,556 shares of our common stock for the account of the shareholder named in the Prospectus. The registration statement of which this Prospectus is a part originally covered the 24,180,556 shares of Eagle common stock, but now covers 690,873 shares, reflecting the one-for-thirty-five reverse split of Eagle’s common stock effective as of May 12, 2006. This Supplement amends and supplements certain information contained in the Prospectus. We encourage you to read this Supplement carefully with the Prospectus and all previous supplements.

Eagle is a provider of broadband, Internet Protocol (IP) and communications technology and services that aim to create new revenue opportunities for broadband providers and enhance communications for government, military and corporate customers. We leverage years of proven experience delivering advanced IP-based broadband services to provide service provider partners with a way to deliver advanced entertainment, communications and security services to their customers. Our product offerings include IPTVComplete™, a fast, low cost way for broadband providers to deliver competitive IP video services; the MediaPro line of standard and high definition IP set-top boxes that enable broadband providers and hotel operators to maximize revenues by delivering advanced interactive entertainment services; and the SatMAX™ satellite communications system that provides civilian government, military, homeland security and corporate customers with reliable, non-line-of-sight, satellite-based voice and data communications from any location on Earth.

Our common stock is listed on the American Stock Exchange under the symbol “EAG.” On May 18, 2006, the last sales price of our common stock as reported on the American Stock Exchange was $2.50 per share. The shares of common stock offered pursuant to this prospectus have been approved for trading on the American Stock Exchange.

The selling shareholder, Dutchess Private Equities Fund, L.P., is an underwriter within the meaning of the Securities Act of 1933, as amended.

Investing in our common stock involves a high degree of risk. You should consider carefully the risk factors listed in the Prospectus and this Supplement before making a decision to purchase our stock.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is May 22, 2006

Recent Developments

Reverse Split

On May 8, 2006, we filed with the Texas Secretary of State an amendment to the company’s Articles of Incorporation to effect a 1-for-35 reverse stock split. The amendment was effective upon filing and the effective date and time of the reverse split was May 12, 2006 at 5:00 p.m. At the effective time of the reverse stock split, each 35 shares of our issued and outstanding common stock were combined into one share of our common stock. No fractional shares of our common stock will be issued in the reverse stock split. Any shareholders who were entitled to receive a fractional share of our common stock as a result of the reverse stock split will receive a cash payment in lieu thereof.

As a result of the reverse stock split:

•	The total number of shares of our common stock issued and outstanding was reduced to 9,014,153;

•
Except for references to the number of shares we are authorized to issue under our Articles of Incorporation, all references to numbers of shares of our common stock in the Prospectus have been proportionally decreased (divided by 35) to reflect the reverse stock split;

•	All references to the per share price of our common stock have been proportionally increased (multiplied by 35) to reflect the reverse stock split;

•	The conversion price of the Dutchess convertible debenture has been proportionally increased (multiplied by 35) to reflect the reverse stock split;

•
The respective exercise price of each outstanding stock option and warrant to purchase shares of our common stock has been proportionally increased (multiplied by 35) and the shares purchasable thereunder have been proportionally decreased (divided by 35) to reflect the reverse stock split; and

•	The new CUSIP number for our common stock is 269437208.

Issuance of Unregistered Securities

On May 18, 2006, we issued 627,240 shares of our common stock to The Tail Wind Fund Ltd. (“Tail Wind”) in satisfaction of a $1,750,000 obligation under a settlement agreement entered into with Tail Wind on February 15, 2006. The issuance of these shares was exempt from registration pursuant to Section 3(a)(10) of the Securities Act of 1933.

Up To
690,873
Shares Common Stock

EAGLE BROADBAND, INC.

Prospectus Supplement No. 2

May 22, 2006